UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

 Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments
Thereto Filed Pursuant to § 240.13d-2(a)
Under the Securities Exchange Act of 1934

(Amendment No. 15)*

AFFINITY GAMING
 (Name of Issuer)

Common Stock, $0.001 par value
 (Title of Class of Securities)

Not Applicable
 (CUSIP Number)

Martin J. Auerbach, Esq.
c/o Z Capital Partners, L.L.C.
Two Conway Park
150 Field Drive, Suite 300
Lake Forest, IL 60045
(847) 235-8100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Page 2 of 9 Pages

1.	Names of Reporting Persons. Z CAPITAL PARTNERS, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	8,024,436.40
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	8,024,436.40
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,024,436.40
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 39.5%
14.	Type of Reporting Person: IA, OO (Delaware limited liability company)

SCHEDULE 13D

Page 3 of 9 Pages

1.	Names of Reporting Persons. ZENNI HOLDINGS LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	8,024,436.40
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	8,024,436.40
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,024,436.40
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 39.5%
14.	Type of Reporting Person: OO (Delaware limited liability company)

SCHEDULE 13D

Page 4 of 9 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	5,450,677.23
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	5,450,677.23
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,450,677.23
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 26.8%
14.	Type of Reporting Person: PN

SCHEDULE 13D

Page 5 of 9 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,573,759.17
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,573,759.17
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,573,759.17
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person: PN

SCHEDULE 13D

Page 6 of 9 Pages

1.	Names of Reporting Persons. Z CAPITAL SPECIAL SITUATIONS UGP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,573,759.17
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,573,759.17
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,573,759.17
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 12.7%
14.	Type of Reporting Person: OO (Delaware limited liability company)

SCHEDULE 13D

Page 7 of 9 Pages

1.	Names of Reporting Persons. JAMES J. ZENNI, JR.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Persons With	7.	Sole Voting Power	0
	8.	Shared Voting Power	8,024,436.40
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	8,024,436.40
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,024,436.40
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 39.5%
14.	Type of Reporting Person: IN

SCHEDULE 13D

Page 8 of 9 Pages

Item 1.	Security and Issuer

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission (the “SEC”) on October 23, 2012 (as amended and supplemented to date, the “Schedule 13D”) relating to the common stock, $0.001 par value (the “Common Stock”) of Affinity Gaming, a Nevada corporation (the “Issuer”) by each of the following (each a “Reporting Person” and together, the “Reporting Persons”): Z Capital Partners, L.L.C. (“Z Capital”); Zenni Holdings, LLC (“Zenni Holdings”); Z Capital Special Situations Adviser, L.P. (“Special Adviser”); Z Capital Special Situations GP, L.P. (“Special GP”); Z Capital Special Situations UGP, L.L.C. (“Special UGP”); and James J. Zenni, Jr. (“Mr. Zenni”).

Item 4.	Purpose of Transaction

On February 6, 2015, Z Capital submitted a petition to the Missouri Gaming Commission (the “Petition”) seeking approval of a modification of Missouri Gaming Commission Resolution No. 13-013 (the “Resolution”), which requires Z Capital to obtain additional approval from the Missouri Gaming Commission (“MGC”) prior to obtaining any equity interest which would increase Z Capital’s holding to 40% or more of the Issuer.  The Petition seeks to modify the Resolution by increasing the percentage of the Common Stock of the Issuer that Z Capital can acquire without the need for additional approval from the MGC. The description and summary of the Petition in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Petition, which is included as Exhibit 99.14 to this Schedule 13D and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 (a) — (b) is hereby amended and restated by the following:

(a) — (b)

The following sets forth the aggregate number and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof and as of the date of filing of Amendment No. 14, based on 20,303,718 shares of Common Stock outstanding as of November 14, 2014.  This disclosure amends and corrects typographical errors in the disclosure in Item 5(a) – (b) of Amendment No. 14.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Z Capital Partners, L.L.C.	8,024,436.40	39.5%	0	8,024,436.40	0	8,024,436.40

Zenni Holdings, LLC	8,024,436.40	39.5%	0	8,024,436.40	0	8,024,436.40

Z Capital Special Situations Adviser, L.P.	5,450,677.23	26.8%	0	5,450,677.23	0	5,450,677.23

Z Capital Special Situations GP, L.P.	2,573,759.17	12.7%	0	2,573,759.17	0	2,573,759.17

Z Capital Special Situations UGP, L.L.C.	2,573,759.17	12.7%	0	2,573,759.17	0	2,573,759.17

James J. Zenni	8,024,436.40	39.5%	0	8,024,436.40	0	8,024,436.40

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 4 of this Amendment No. 15 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1:	Joint Filing Agreement

Exhibit 99.14:	Petition for Modification of Resolution No. 13-013 Before the Missouri Gaming Commission, dated February 6, 2015

SCHEDULE 13D

Page 9 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Z CAPITAL PARTNERS, L.L.C.

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: President

ZENNI HOLDINGS LLC

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: Sole Owner

Z CAPITAL SPECIAL SITUATIONS ADVISER, L.P.
By:	Z Capital Partners, L.L.C., General Partner

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: President

Z CAPITAL SPECIAL SITUATIONS GP, L.P.
By:	Z Capital Special Situations UGP, L.L.C., General Partner
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: President

Z CAPITAL SPECIAL SITUATIONS UGP, L.L.C.
By:	Z Capital Partners, L.L.C., Managing Member

By:	/s/ James J. Zenni, Jr.
Name: James J. Zenni, Jr.
Title: President

JAMES J. ZENNI, JR.
/s/ James J. Zenni, Jr.

February 9, 2015

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).